STATEMENT OF INVESTMENTS

Dreyfus Municipal Cash Management Plus

April 30, 2006 (Unaudited)

Short-Term Investments--100.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--3.2%				
Columbia Industrial Development Board, PCR (Alabama Power Company Project)	3.81	5/1/06	16,900,000 a	16,900,000
Mobile Industrial Development Board, PCR, Refunding (Alabama Power Company Project)	3.55	5/1/06	12,000,000	12,000,000
Arizona--3.9%				
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	4.12	5/7/06	1,010,000 a	1,010,000
Maricopa County Industrial Development Authority, MFHR, Refunding (San Martin Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.84	5/7/06	7,200,000 a	7,200,000
Phoenix Civic Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.87	5/7/06	4,645,000 a,b	4,645,000
Phoenix Civic Improvement Corporation, Water System Revenue (Insured; MBIA and Liquidity Facility; Merrill Lynch)	3.84	5/7/06	14,320,000 a,b	14,320,000
Roaring Fork Municipal Products, Revenue, COP (Insured; MBIA and Liquidity Facility; The Bank of New York)	3.88	5/7/06	8,025,000 a,b	8,025,000
California--2.7%				
California, RAN	4.50	6/30/06	8,000,000	8,019,345
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.90	5/7/06	16,748,197 a,b	16,748,197
Colorado--5.2%				
Colorado Health Facilities Authority, Health Care Facilities Revenue (Christian Living Campus) (LOC; HSH Nordbank)	3.82	5/7/06	2,575,000 a	2,575,000
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA)	3.90	5/7/06	3,500,000 a	3,500,000
Erie, COP (LOC; Key Bank)	3.85	5/7/06	4,365,000 a	4,365,000
Lower Colorado River Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	3.83	5/4/06	9,300,000	9,300,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue	3.83	5/7/06	11,000,000 a	11,000,000
Vail,				

MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Ixis Corporate and Investment Bank)	3.93	5/7/06	16,090,000 a,b	16,090,000

Delaware--.4%

Delaware Economic Development Authority, Private Schools Revenue (Saint Anne's Episcopal School Project) (LOC; Wilmington Trust Co.)	3.90	5/7/06	4,000,000 a	4,000,000

District of Columbia--1.7%

Bank of New York Municipal Certificates Trust (GIC; Trinity Plus Funding Co. and Liquidity Facility; The Bank of New York)	3.94	5/7/06	10,000,000 a,b	10,000,000
District of Columbia, Revenue (American Association Homes and Services) (LOC; Unicredito Italiano SPA)	3.85	5/7/06	5,545,000 a	5,545,000

Florida--1.2%

Miami-Dade County Industrial Development Authority, IDR (Fine Art Lamps Project) (LOC; SunTrust Bank)	3.85	5/7/06	3,850,000 a	3,850,000
Orange County Housing Finance Authority, Homeowner Revenue (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3.64	5/7/06	3,050,000 a,b	3,050,000
Orange County Industrial Development Authority, IDR (Central Florida YMCA Project) (LOC; Bank of America)	3.85	5/7/06	3,900,000 a	3,900,000

Georgia--2.1%

Atlanta, Subordinate Lien Tax Allocation (Atlantic Station Project) (LOC; Wachovia Bank)	3.90	5/7/06	4,000,000 a	4,000,000
Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartment) (LOC; Regions Bank)	3.87	5/7/06	5,000,000 a	5,000,000
Burke County Development Authority, PCR, CP (Insured; AMBAC and Liquidity Facility; Rabobank Nederland)	3.78	5/17/06	10,000,000	10,000,000

Illinois--3.7%				
Chicago,				
IDR (Victoria Limited LLC				
Project) (LOC; ABN-AMRO)	3.88	5/7/06	3,500,000 a	3,500,000
Chicago School Finance Authority,				
GO, School Assistance,				
Refunding (Insured; FGIC)	4.96	6/1/06	1,395,000	1,397,062
Illinois				
(Merlots Program) (Insured;				
FGIC and Liquidity Facility;				
Wachovia Bank)	3.82	5/7/06	5,350,000 a,b	5,350,000
Illinois Finance Authority,				
Revenue (The Landing at				
Plymouth Place Project) (LOC;				
ABN-AMRO)	3.80	5/7/06	10,000,000 a	10,000,000
Illinois Finance Authority,				
Revenue (The Landing at				
Plymouth Place Project) (LOC;				
Lloyds TSB Bank PLC)	3.80	5/7/06	5,000,000 a	5,000,000
Upper Illinois River Valley				
Development Authority, SWDR				
(Exolon-Esk Co. Project) (LOC;				
Bank of America)	3.86	5/7/06	8,405,000 a	8,405,000
Indiana--3.9%				
Elkhart County,				
EDR (Four Seasons				
Manufacturing Project) (LOC;				
National City Bank)	3.92	5/7/06	4,000,000 a	4,000,000
Hammond,				
Sewer and Solid Waste Disposal				
Revenue, Refunding (Cargill				
Inc. Project)	3.87	5/7/06	6,500,000 a	6,500,000
Indiana Educational Facilities				
Authority, College and				
University Revenue (Martin				
University Project) (LOC; Key				
Bank)	3.81	5/7/06	3,235,000 a	3,235,000
Indiana Finance Authority,				
EDR (JRL Leasing, Inc. and				
LaSarre Co., LLC Project)				
(LOC; National City Bank)	3.85	5/7/06	3,800,000 a	3,800,000
Indiana Health Facility Financing				
Authority, Health Facility				
Revenue (Clark Memorial				
Hospital Project) (LOC;				
JPMorgan Chase Bank)	3.87	5/7/06	8,690,000 a	8,690,000
Indiana Toll Road Commission,				
Toll Road Revenue (Merlots				
Program) (Liquidity Facility;				
Wachovia Bank)	3.82	5/7/06	3,280,000 a,b,c	3,280,000
Indianapolis Local Public				
Improvement Bond Bank, Revenue	4.50	7/6/06	3,025,000	3,031,720
Saint Joseph County,				
Health Care Facility Revenue				
(South Bend Medical Foundation				
Project) (LOC; National City				
Bank)	3.87	5/7/06	2,900,000 a	2,900,000
Iowa--.5%				
Iowa Finance Authority,				
SFMR (Backed Securities				
Program) (Liquidity Facility;				
State Street Bank and Trust				
Co.)	3.85	5/7/06	4,500,000 a	4,500,000

Kansas--.4%

Mission,

MFHR, Refunding (The Falls
Apartments Project) (Insured;
FNMA) | 3.90 | 5/7/06 | 3,350,000 a | 3,350,000

Kentucky--4.6%

Kenton County Airport Board,
Special Facilities Revenue
(Airis Cincinnati LLC) (LOC;
Deutsche Postbank) | 3.90 | 5/7/06 | 31,800,000 a | 31,800,000

Roaring Fork Municipal Products
LLC, Revenue (Insured; AMBAC
and Liquidity Facility; The
Bank of New York) | 3.94 | 5/7/06 | 9,535,000 a,b | 9,535,000

Louisiana--.8%

New Orleans,
Sewerage Service, BAN | 2.99 | 7/26/06 | 7,000,000 | 7,000,000

Maine--.3%

Auburn,
Obligation Securities Revenue
(J&A Properties) (LOC;
Citizens Bank of Massachusetts) | 3.87 | 5/7/06 | 2,550,000 a | 2,550,000

Maryland--.2%

Maryland Economic Development
Corporation, Revenue,
Refunding (United Cerebral
Palsy Project) (LOC; M&T Bank) | 3.92 | 5/7/06 | 2,144,500 a | 2,144,500

Massachusetts--4.3%

Massachusetts Development Finance
Agency, Private Schools Revenue
(North Field Mount Herman)
(Insured; Radian Bank and Liquidity
Facility; Bank of America) | 3.87 | 5/7/06 | 5,000,000 a | 5,000,000

Massachusetts Development Finance
Agency, College and University
Revenue (Suffolk University Series)
(Insured; Assured Guaranty and
Liquidity Facility; Citizens Bank of
Massachusetts) | 3.84 | 5/7/06 | 7,500,000 a | 7,500,000

Massachusetts Health and
Educational Facilities
Authority, Revenue (Putters
Program) (Insured; FGIC and
Liquidity Facility; PB Finance
Inc.) | 3.86 | 5/7/06 | 10,950,000 a,b | 10,950,000

Massachusetts Health and
Educational Facilities
Authority, Revenue, CP
(Harvard University) | 3.60 | 6/12/06 | 10,000,000 | 10,000,000

Pembroke,
GO Notes, BAN | 3.95 | 8/3/06 | 5,000,000 | 5,014,139

Michigan--4.5%

Michigan,
GO Notes | 4.44 | 9/29/06 | 7,600,000 | 7,639,217

Michigan Hospital Finance
Authority, Revenue (Chelsea
Community Hospital) (LOC;
National City Bank) | 3.83 | 5/7/06 | 3,685,000 a | 3,685,000

Michigan Hospital Finance
Authority, Revenue (Health

Care Equipment Loan Program) (LOC; ABN-AMRO)	3.84	5/7/06	5,000,000 a	5,000,000
Michigan Municipal Bond Authority, Revenue (LOC; JPMorgan Chase Bank)	3.98	8/18/06	10,500,000	10,523,063
Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank)	3.89	5/7/06	2,235,000 a	2,235,000
Michigan Strategic Fund, LOR (Kaumagraph Flint Corp. Project) (LOC; Bank One)	3.91	5/7/06	2,600,000 a	2,600,000
Michigan Strategic Fund, LOR (Peckham Vocational Industries Project) (LOC; ABN-AMRO)	3.85	5/7/06	2,225,000 a	2,225,000
Michigan Strategic Fund, LOR (PFG Enterprises Inc. Project) (LOC; Huntington NB)	4.10	5/7/06	2,875,000 a	2,875,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABM-AMRO)	3.96	5/7/06	4,000,000 a	4,000,000
Minnesota--1.1%				
Minneapolis-Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC and Liquidity Facility; Merrill Lynch)	3.84	5/7/06	9,685,000 a,b	9,685,000
Missouri--1.3%				
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Deaconess Long Term Care of Missouri, Inc.) (LOC; Bank One)	3.81	5/7/06	8,345,000 a	8,345,000
Saint Louis Industrial Development Authority, MFHR (GIC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch Capital Services)	3.83	5/7/06	3,570,000 a,b	3,570,000
Nevada--1.5%				
Roaring Fork Municipal Products LLC, Revenue (Insured; FNMA and Liquidity Facility; The Bank of New York)	3.95	5/7/06	13,565,000 a,b	13,565,000
New Hampshire--.5%				
New Hampshire Health and Education Facilities Authority, Revenue (Currier Museum of Art Issue) (LOC; Royal Bank of Scotland PLC)	3.83	5/7/06	4,700,000 a	4,700,000
New Jersey--1.7%				
New Jersey, TRAN	3.95	6/23/06	15,000,000	15,024,562
New Mexico--.7%				
Dona Ana County, IDR (Foamex Products Inc. Project) (LOC; Bank of Nova Scotia)	3.89	5/7/06	5,900,000 a	5,900,000
New York--.4%				

TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.87	5/7/06	3,280,000 a,b	3,280,000

North Carolina--3.5%

Board of Governors of the University of North Carolina, CP	3.83	5/1/06	30,000,000	30,000,000
Burke County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue (Bauer Industries Inc. Project) (LOC; Bank of Montreal)	3.90	5/7/06	1,655,000 a	1,655,000

Ohio--7.6%

Butler County, Capital Funding Revenue (CCAO Low Cost Capital) (LOC; U.S. Bank NA)	3.82	5/7/06	3,255,000 a	3,255,000
Hamilton County, Health Care Facilities Revenue (Twin Towers and Twin Lakes Project) (LOC; U.S. Bank NA)	3.83	5/7/06	8,000,000 a	8,000,000
Hamilton County, Hospital Facilities Revenue (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.89	5/7/06	10,000,000 a,b	10,000,000
Middletown, Hospital Facilities Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.89	5/7/06	20,510,000 a,b	20,510,000
Ohio Water Development Authority, PCR (FirstEnergy Nuclear Generation Corp. Project) (LOC; Barclays Bank PLC)	3.86	5/7/06	9,700,000 a	9,700,000
University of Cincinnatti, General Receipts, BAN	4.44	1/25/07	5,000,000	5,042,789
University of Toledo, General Receipts (Insured; FGIC and Liquidity Facility; US Bank NA)	3.82	5/1/06	12,400,000 a	12,400,000

Oregon--1.6%

Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation)	3.89	5/7/06	14,450,000 a,b	14,450,000

Pennsylvania--11.0%

Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.83	5/7/06	2,250,000 a	2,250,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	3.83	5/7/06	19,000,000 a	19,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.83	5/7/06	6,200,000 a	6,200,000
Emmaus General Authority,				

Local Government Revenue (LOC; DEPFA Bank PLC)	3.83	5/7/06	5,250,000 a	5,250,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.83	5/7/06	13,500,000 a	13,500,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	3.90	5/7/06	4,000,000 a	4,000,000
Montgomery County Industrial Development Authority, Industrial Revenue (Recigno Laboratories) (LOC; Wachovia Bank)	3.95	5/7/06	1,685,000 a	1,685,000
North Lebanon Township Municipal Authority, Sewer Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.85	5/7/06	3,400,000 a	3,400,000
Pennsylvania Housing Finance Agency, SFHR (Liquidity Facility; DEPFA Bank PLC)	3.82	5/7/06	30,000,000 a	30,000,000
Philadelphia, Airport Revenue, Refunding (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.88	5/7/06	11,000,000 a	11,000,000
West Cornwall Township Municipal Authority, Revenue (Pennsylvania General Government Loan Program) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.83	5/7/06	2,518,000 a	2,518,000

Texas--15.1%

Bexar County Housing Finance Corporation, MFHR (Gates Capernaum Apartments Project) (Liquidity Facility; Merrill Lynch)	3.93	5/7/06	3,980,000 a,b	3,980,000
East Texas Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch)	3.93	5/7/06	4,320,000 a,b	4,320,000
Harris County, GO, CP (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank PLC)	3.19	5/10/06	5,000,000	5,000,000
Harris County Health Facilities Development Corporation, Revenue (The Methodist Hospital System)	3.60	7/3/06	15,000,000	15,000,000
Harris County Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.93	5/7/06	13,145,000 a,b	13,145,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.50	5/16/06	10,000,000	10,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.15	5/8/06	5,500,000	5,500,000
Mansfield Independent School District, GO (Insured; Permanent School Fund Guaranteed and Liquidity Facility; Deutsche Bank)	3.84	5/7/06	5,620,000 a,b	5,620,000
Montgomery County Housing Finance Corporation, MFHR (Park at Woodline Townhomes) (LOC; Citigroup NA)	3.93	5/7/06	7,500,000 a	7,500,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	4.13	5/7/06	7,000,000 a,b	7,000,000
Revenue Bond Certificate Series Trust, Various States Revenue (Chimney Project) (GIC; AIG Funding Inc.)	4.13	5/7/06	6,210,000 a,b	6,210,000
San Antonio, Water Revenue, Refunding (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.82	5/7/06	19,850,000 a	19,850,000
Texas, TRAN	4.50	8/31/06	12,000,000	12,057,934
Texas Department of Housing and Community Affairs, MFHR (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.93	5/7/06	7,500,000 a,b	7,500,000
Texas Department of Housing and Community Affairs, Single Family Revenue, CP	3.40	6/1/06	3,200,000	3,200,000
Texas Public Finance Authority, GO, CP (LOC; Transamerica Occidental Life Insurance Company)	3.15	5/10/06	10,900,000	10,900,000

Utah--2.2%

Intermountain Power Agency, Power Supply Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.37	5/11/06	9,400,000	9,400,000

Murray City,				
HR (IHC Health Services Inc.)	3.80	5/1/06	10,000,000 a	10,000,000
Vermont--.5%				
Winooski,				
Special Obligation, Refunding				
(LOC; TD Banknorth, N.A.)	3.75	5/1/06	4,700,000 a	4,700,000
Virginia--2.6%				
Norfolk Economic Development				
Authority, New Empowerment				
Zone Facility Revenue				
(Metropolitan Machine Corp.				
Project) (LOC; Wachovia Bank)	3.85	5/7/06	6,600,000 a	6,600,000
Virginia Beach Development				
Authority, IDR, Refunding				
(Giant Square Shopping Center				
Co. LLP Project) (LOC;				
Wachovia Bank)	3.85	5/7/06	3,500,000 a	3,500,000
Virginia Housing Development				
Authority, Commonwealth				
Mortgage Revenue	3.01	5/16/06	10,000,000	10,000,000
Winchester Industrial Development				
Authority, Residential Care				
Facility Revenue				
(Westminister-Canterbury of				
Winchester, Inc.) (LOC; Branch				
Banking and Trust Co.)	3.82	5/7/06	3,000,000 a	3,000,000
Washington--3.6%				
Everett Industrial Development				
Corporation, Exempt Facilities				
Revenue (Kimberly Clark Corp.				
Project)	3.85	5/7/06	3,200,000 a	3,200,000
Port of Seattle,				
Revenue (Insured; FGIC and				
Liquidity Facility; BNP				
Paribas)	3.88	5/7/06	2,870,000 a,b	2,870,000
Seattle Housing Authority,				
Revenue (Newholly				
Project-Phase III) (LOC; Key				
Bank)	3.86	5/7/06	2,450,000 a	2,450,000
Washington Economic Development				
Finance Authority, SWDR (Cedar				
Grove Composing Project) (LOC;				
Wells Fargo Bank)	3.85	5/7/06	5,400,000 a	5,400,000
Washington Economic Development				
Finance Authority, SWDR (Lemay				
Enterprises Project) (LOC;				
Bank of America)	3.85	5/7/06	5,660,000 a	5,660,000
Washington Economic Development				
Finance Authority, SWDR (Waste				
Management Project) (LOC; Bank				
of America)	3.88	5/7/06	5,500,000 a	5,500,000
Washington Housing Finance				
Commission, MFHR (Queen Anne				
Project) (LOC; Bank of America)	3.92	5/7/06	7,500,000 a	7,500,000
Wisconsin--1.3%				
Middleton-Cross Plains Area School				
District, BAN	3.96	12/1/06	1,800,000	1,802,670
Onalaska School District,				
BAN	3.63	11/15/06	10,000,000	10,008,568
Wyoming--1.1%				
Campbell County,				

IDR (Two Elk Power Generation Project) (LOC; Citibank NA)	3.50	11/30/06	10,000,000	10,000,000

Total Investments (cost $910,516,766)		**100.9%**	**910,516,766**
Liabilities, Less Cash and Receivables		**(.9%)**	**(8,228,073)**
Net Assets		**100.0%**	**902,288,693**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $227,698,197 or 25.2% of net assets.

c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		